Citigroup Inc.	Pricing Sheet No. 2013-CMTNH0119 dated June 28, 2013 relating to Preliminary Pricing Supplement No. 2013-CMTNH0119 dated June 21, 2013 Registration Statement No. 333-172562 Filed Pursuant to Rule 433
237,500 Enhanced Trigger Jump Securities Based Upon the Worst Performing of the S&P 500® Index and the Russell 2000® Index Due July 1, 2016
PRICING TERMS—JUNE 28, 2013
Indices:	The S&P 500® Index (ticker symbol: “SPX”) and the Russell 2000® Index (ticker symbol: “RTY”)
Aggregate stated principal amount:	$2,375,000
Stated principal amount:	$10 per security
Pricing date:	June 28, 2013
Issue date:	July 3, 2013
Valuation date:	June 28, 2016, subject to postponement if such date is not a scheduled trading day with respect to either index or if certain market disruption events occur with respect to either index
Maturity date:	July 1, 2016
Payment at maturity:
For each $10 security you hold at maturity:
▪ If the final index level of the worst performing index is greater than or equal to the applicable trigger level:
$10 + the greater of (i) the fixed return amount and (ii) $10 × the index percent change of the worst performing index
▪ If the final index level of the worst performing index is less than the applicable trigger level:
$10 × the index performance factor of the worst performing index
If the final index level of the worst performing index is less than the applicable trigger level, your payment at maturity will be less, and possibly significantly less, than $7.00 per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment.

Initial index level:	• S&P 500® Index: 1,606.28 (its closing level on the pricing date) • Russell 2000® Index: 977.48 (its closing level on the pricing date)
Final index level:	For each index, its closing level of the index on the valuation date
Fixed return amount:
$1.225 per security (12.25% of the stated principal amount). You will receive the fixed return amount only if the final index level of the worst performing index is greater than or equal to the applicable trigger level.

Index performance factor:	For each index, its final index level divided by its initial index level
Index percent change:	For each index, its final index level minus its initial index level, divided by its initial index level
Trigger level:	• S&P 500® Index: 1,124.396 (70.00% of its initial index level) • Russell 2000® Index: 684.236 (70.00% of its initial index level)
Worst performing index:	The index with the lowest index performance factor
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	173095340 / US1730953403
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per security:	$10.00	$0.30	$9.70
Total:	$2,375,000.00	$71,250.00	$2,303,750.00

(1) On the pricing date, the estimated value of the securities is $9.411 per security.  The estimated value of the securities is based on CGMI’s proprietary pricing models and our internal funding rate.  It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See “Valuation of the Securities” in the related preliminary pricing supplement.
(2) For more information on the distribution of the securities, see “Supplemental Plan of Distribution” in the related preliminary pricing supplement. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the related preliminary pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement dated June 21, 2013

Product Supplement No. EA-02-02 dated December 27, 2012             Underlying Supplement No. 2 dated December 27, 2012

Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The securities represent obligations of Citigroup Inc. only. “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Inc. and its affiliates. “Russell 2000® Index” is a trademark of Russell Investments and has been licensed for use by Citigroup Inc. and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s, The McGraw-Hill Companies, Russell Investments or the Russell Investment Group and none of the foregoing makes any representation or warranty regarding the advisability of investing in the securities.

Citigroup Inc. has filed a registration statement (including a preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172562) and the other documents Citigroup Inc. has filed with the Commission for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.